Kansas City Southern de Mexico, S.A. de C.V.

Montes Urales 625

Lomas de Chapultepec

11000 Mexico, D.F.

Mexico

July 19, 2011

Mr. Justin Dobbie, Esq.

Legal Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Kansas City Southern de Mexico, S.A. de C.V.

Registration Statement on Form S-4, originally filed June 16, 2011

(File No: 333-174927)

Dear Mr. Dobbie:

Pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced registration statement, as amended, be accelerated so that such registration statement will become effective by 3:00 p.m., New York City time, on Wednesday, July 20, 2011, or as soon thereafter as possible.

In accordance with your letter, dated July 13, 2011, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kansas City Southern de Mexico, S.A. de C.V.

By:	/s/ Mary K. Stadler

Name:	Mary K. Stadler
Title:	Chief Accounting Officer

cc: Gary Kashar, White & Case LLP